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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response . . . . . . . 5.0

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)	June 1, 2024

American Hospitality Properties REIT II, Inc.

(Exact name of issuer as specified in its charter)

Delaware	92-2883234
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

14643 Dallas Parkway, Suite 970, Dallas, Texas 75254

(Full mailing address of principal executive offices)

(214) 750-2967

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:	Common Stock

Item 9. Other Events

Net Asset Value as of June 1, 2024

As of June 1, 2024, the net asset value (“NAV”) per share of the common stock of American Hospitality Properties REIT II, Inc. (the “Company”) is $10.50. Pursuant to the terms of the Company’s Offering Circular filed with the Securities and Exchange Commission (the “SEC”), the Transaction Price for the shares of the Company’s common stock being sold in the offering being conducted pursuant to the Company’s Offering Circular shall be $10.50 until updated by us on or about October 1, 2024 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our shares of common stock:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	March 31, 2024 (1)
ASSETS
Cash and cash equivalents	$6,670
Real estate investments, at fair value	13,173
Other assets	NA
Total Assets	$19,843

LIABILITIES
Accounts payable	$-0-
Dividends payable	-0-
Settling subscriptions	-0-
Total Liabilities	$-0-

NET ASSETS CONSIST OF:
Stockholders’ Equity:
Common shares; 10,000,000 shares authorized; 1,889,903 shares issued and outstanding on March 31, 2024	$18,899
Retained earnings (Accumulated deficit)	-0-
Net adjustments to fair value	943
NET ASSETS	$19,843
NET ASSET VALUE PER SHARE on 1,889,903 shares issued and outstanding for the period ended March 31, 2024	$10.50

(1) Estimated Balance Sheet as of March 31, 2024.

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As described in the section titled “Plan of Distribution — Valuation Policies” of our Offering Circular filed with the SEC, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of hotel properties and, as with any real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who buy new shares or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable and will update the NAV information provided on our website.

Our Manager, Phoenix American Hospitality, LLC, calculated our NAV per share using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter)	American Hospitality Properties REIT II, Inc.

By (Signature and Title)	/s/ Jay Anderson, Executive Vice President and CFO

Date	June 4, 2024